

a2a
energie in comune

FILE NO. 82-4911





Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 24, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

3/30

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu



FILE NO. 82-4911

PRESS RELEASE – 24 March 2010

The Management Board has examined and approved the annual and consolidated financial statements relative to the year 2009

***

Preliminary results, which highlighted a positive industrial performance, were confirmed, even in a significantly negative macroeconomic and sector context.

Consolidated Net Income equal to 80 million euros, 324 million euros net of economic impact of the so-called "tax moratorium" (+2.5% wrt 316 million euros in 2008).

The distribution of a dividend equal to 0.07 € per share was proposed (-28% wrt the previous year).

***

Milan, 24 March 2010 – At today's meeting of the Management Board of A2A S.p.A., chaired by Mr. Giuliano Zuccoli, the Board examined and approved *the annual and consolidated financial statements of the A2A Group at 31 December 2009*. These drafts will be subject to final approval by the Supervisory Committee.
The Management Board also decided to submit to the Supervisory Committee the proposal to distribute a dividend for ordinary shares equal to 0.07 euros. The dividend will be payable on 24 June 2010 (ex-dividend date 21 June 2010).

The net income for the year 2009 was equal to 80 million euros, despite the negative impact connected to two legislative provisions that came one after the other during the year[1] and whose purpose was the recovery of the presumed "State aid" that, according to the European Commission, would have been introduced in the mid-90s by national regulations aimed at accelerating the privatization process in the *public utilities* sector.

The impact of such recovery on the net income for the year is equal to 244 million euros. Net of this effect, the profit would have resulted in a 2.5% growth compared to the year 2008 when it reached 316 million euros.
This positive industrial *performance* is even more important if we consider the expiry of the CIP 6/92 incentives connected to the electricity production of the waste-to-energy plant in Brescia (61

---

[1] Leg. Decree 29 November 2008, no. 185, converted into Law 28 January 2009, no. 2 and Leg. Decree 25 September 2009, no. 135, converted into Law 20 November 2009 n. 166



million euros) and the positive contingencies referring to regulated tariffs in 2008 (equal to 45 million euros). All this in a significantly negative sector-based and macroeconomic context.

The A2A Group's results are set out in greater detail below, compared to the financial results at 31 December 2008.

Main consolidated results at 31 December 2009

Millions of euros	31.12.2009	31.12.2008	Change %
Revenues	5.910	6.094	-3,0%
Gross Operating Margin - EBITDA	1.032	1.068	-3,4%
Net Operationg Margin - EBIT	609	699	-12,9%
Earnings before taxes	233	572	-59,3%
Group net income	80	316	-74,7%
Group Net Income net of the "Tax Moratorium"	324	316	2,5%

Millions of euros	31.12.2009	31.12.2008	Change
Net Financial Position	4,650	3,484	1,166

In 2009 the A2A Group's **"Revenues"** were down by 3% and equal to 5,910 million euros.

This reduction can mainly be attributed to the dynamics of the unit revenues relative to the sales of energy (electricity, gas), an effect that can mainly be ascribed to the fall in the commodity prices on the international markets (the price in euros of the *brent* fell by approximately 30% during the year). In terms of revenues, the expiry of the CIP 6/92 incentive on the electricity production of the waste-to-energy plant in Brescia and the reduction of the contributions of company specific equalisation recognized by the Italian Regulatory Authority for Electricity and Gas relative to previous years and registered in the year 2008 also took their toll. These phenomena were partially offset by the contribution deriving from the acquisition of the French company Coriance and the Aspem Group, operating in the province of Varese.

During the 2009, the electricity sold on the wholesale and retail markets, equal to 26,912 GWh, was in line with 2008. The sales of electricity affected the national market for 22,595 GWh (+0.5%) and foreign markets for 4,317 GWh (+1.6%).
In the period in question, thermoelectric production was up by 3.4% (9,909 GWh), including the contribution of the new 800 MW CCGT plant in Gissi (2,004 GWh), which came into commercial operation at the start of the year, and the Monfalcone plant (1,144 GWh) which entered the perimeter of the Group's plants from the month of July. The increase of the installed capacity has more than offset the reduction of the plants' load factor connected to the fall in demand pertaining to the economic situation. Hydroelectric production (3,175 GWh) was up by 33.3%, also due to the effect of the contribution of the Calabria hydroelectric plants, which also entered the Group perimeter from last July.



Sales of gas to end users or wholesalers were up and equal to 3,866 million cubic metres (+12.9%), as were the quantities of heat sold through district heating networks, equal to 2,672 thermal GWh (+40.3%), also thanks to the contribution of the newly acquired corporate groups Coriance and Aspem.
The Group cogeneration and waste-to-energy plants contributed to covering the thermal load, which produced electricity for a total of 1,618 GWh (+ 0.7%), of which 278 GWh in France.

The quantity of waste disposed of equalled 2,657 thousand tonnes, a reduction of 7.1% compared to the data recorded in the previous year, a further sign of the general downswing of the national economy.

The quantities of gas distributed equalled 2,049 million cubic metres (+10.2%), those relating to electricity equalled 11,321 GWh (-6.9%). The quantity of water distributed and treated respectively equalled approx 102 million cubic metres (+20%) and 55 million cubic metres (-5.2%).

In the year in question the operating costs came to an overall total of 4,391 million euros (-4.0%). As a consequence, the "**Gross Operating Income**" of the year reached 1,032 million euros, a reduction compared to the 2008 result of 36 million euros (-3.4%). This reduction incorporates, as pointed out above, the effects connected to the expiry of the CIP 6/92 incentives and regulatory one-offs (equal to 106 million euros), emphasizing the excellent industrial performance achieved in the financial year.

***

Industrial results (Gross Operating Margin) by business area

Millions of euros	**31.12.2009 Total**	**31.12.2008 Total**	**Change**
Energy	532	433	99
Heat and Services	76	67	9
Networks	227	275	-48
Environment	221	320	-99
Other services and Corporate	-24	-27	3
TOTAL	**1,032**	**1,068**	**-36**

The *Energy Business* recorded an increase in the Gross Operating Margin, compared to the 2008 result, equal to 99 million euros. This *performance* can be attributed to the positive trend of both sectors, even in a context of great difficulty pertaining to the economic situation.
The improvement of the margin in the electricity sector is the effect of opposing dynamics: positive dynamics related to the efficient management of the generation *assets* portfolio, the *performance* of the foreign *trading* activity, the increase in value of the environmental certificates and the increase in hydroelectrical production; negative dynamics depended on external factors due to the reduction in domestic demand (-6.7%) and a worsening of the balance with abroad (+11%) which caused a reduction of the margin for national productions.



Management of the gas portfolio showed a higher margin compared to the previous year, specifically due to the hysteresis of the index-linking formulas that had a positive impact in the year in question if compared with the previous year.

The *Heat and Services Business* (cogeneration, district heating and heat management) recorded an increase in the industrial results compared to 2008 (+9 million euros), thanks specifically to the contribution of the French subsidiary Coriance, consolidated from the month of August 2008, and Varese Risorse (subsidiary company of Aspem S.p.A.), consolidated at the start of the year. The greater volumes sold to end users, determined by the rise in the number of users connected to the district heating networks and a harsher climate, contributed to the margin growth.

The result for the *Environment Business* (integrated waste cycle management) shows a reduction in the gross operating margin of 99 million euros that can mainly be attributed to the expiry, starting from the month of November 2008, of the CIP6 incentive relative to the electricity production of the waste-to-energy plant in Brescia (equal to 61 million euros), as well as the effects of the reduction of the productive activity of the waste-to-energy plant in Brescia due to scheduled extraordinary maintenance works, only partially offset by greater production on the part of the waste-to-energy plant of Milan and the positive contribution of the Aspem Group. The business result also felt the effect of the lower contributions of industrial and urban waste in some of the Group plants due to the effect of the negative economic situation.

The *Networks Business* (distribution of electricity and gas, integrated water cycle) shows a result that has decreased compared to the 2008 (-48 million euros). This change can mainly be ascribed to non-recurring effects connected to regulated tariffs already mentioned.

***

The **"Depreciation and Amortization"**, **"Provisions and write-downs"** are equal to 423 million euros (369 million euros in the previous year).
The depreciation and amortization of tangible and intangible assets for 363 million euros increased by approximately 55 million euros compared to the previous year. The increase can essentially be attributed to the Gissi thermoelectric plant coming into operation, which occurred in the first half of the year, the acquisitions of the Monfalcone thermoelectric plant and the Calabria hydroelectric plants, which entered the consolidation perimeter from 1 July 2009, following the demerger of the branch from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and the consolidation of the Aspem Group, starting from 1 January 2009.

The "Provisions and write-downs" item is equal to 60 million euros, essentially in line with the previous year (61 million euros).

Due to the effect of the dynamics explained above the **"Net Operating Income (EBIT)"** equals 609 million euros (699 million euros at 31 December 2008).

The net **"Financial Expenses"** are equal to 278 million euros (200 million euros at the end of the year 2008). The increase is mainly due to the interests reported in the assessment notices concerning the recovery of the presumed State aid towards the former AEM S.p.A. and ASM S.p.A. for 118 million euros. This increase was partially offset by lower financial charges following the reduction of interest rates, even if applied to a higher Group average net financial debt. Excluding the impact



of the interests on the "tax moratorium", the net financial charges would have equalled 160 million euros, a fall of 40 million euros compared to the previous year.

The **"Affiliates"**, equal to 68 million euros, shows an increase of 8 million euros compared to 31 December 2008. The growth is connected to the higher contribution deriving mainly from the shareholdings in Edipower S.p.A., Dolomiti di Energia S.p.A., partially offset by the decrease of the Transalpina di Energia S.r.l result.

The **"Other non-operating expenses"** come to 166 million euros and entirely refer to the recovery of the capital share of the so-called "tax moratorium".

The **"Income taxes"**, equal to 145 million euros (227 million euros relative to the previous year) include, for approximately 13 million euros, the effects of legislative decree no. 112 dated 25 June 2008, the so-called "Manovra d'Estate", which introduced, starting from the first half of 2008, an additional IRES of 5.5% for companies that operate in the production and sale of gas and electricity. During the year said additional tax was increased to 6.5%.

The **"Net result from non-current assets available for sale"** equalled 19 million euros and mainly concerns the capital gains generated by the demerger operation of E.ON Produzione S.p.A., previously held at 20%, in favour of A2A Produzione S.r.l. and the dividend distributed in the year, net of the relative taxes, by the associated company Alpiq Holding AG.

Due to the effect of the dynamics explained above, the **"Group Net income for the year"**, after deducting the Minorities, equals 80 million euros (at 31 December 2008 it equalled 316 million euros).

Financial position and assets

The consolidated **"Net Employed Capital"** amounts, on 31 December 2009, to 9,245 million euros and is made up by the net shareholder's equity for 4,595 million euros (of which 905 million euros refers to the minorities shares) and the net financial debt for 4,650 million euros.

In particular, the increase of the "Net Employed Capital" by 1,039 million euros compared to 31 December 2008 is mainly connected to the effects of the demerger operation of E.On Produzione S.p.A in favour of A2A Produzione S.r.l (247 million euros), to the acquisition of 43.7% of Montenegro company EPCG and other minor acquisitions (469 million euros), to the increase of the "Assets/Liabilities for current taxes" (117 million euros) and to the changes in the Working Capital - of which 71 million euros compensated by Net Equity items.

The **"Net financial position"**, equal to 4,650 million euros at 31 December 2009, grew by 1,166 million euros compared to 31 December 2008 as a consequence of the acquisition of new shareholdings (469 million euros) essentially referred to the Montenegro company EPCG, for the industrial investments in tangible and intangible assets (438 million euros), due to the effect of the consolidation of the branch of E.ON Produzione S.p.A. attributed to the subsidiary A2A Produzione S.r.l. (249 million euros), for payments of dividends for 301 million euros and the "tax moratorium" for 284 million euros.



These financial expenses were partially offset by the year's operating generation of cash flow that was positive for 575 million euros.

Parent Company A2A S.p.A. Results

The net result at 31 December 2009 of the Parent Company A2A S.p.A. shows a net income of 206 million euros compared to 172 million euros the previous year.
The Parent Company results also have been impacted by the Fiscal Moratorium, which has reduced net profit by 244 million euros - net of fiscal effects. Moreover, the capital gain, equal to about 216 million euros net, from the demerger of E.ON Produzione S.p.A (previously held at 20%) has been incorporated.

Business outlook for the remainder of the year

In 2010 the Group results will be positively impacted by the consolidation, for the entire year, of the *assets* from E.ON Produzione S.p.A. (the Monfalcone thermoelectric plant and the Calabria hydroelectric plants) which became part of the group during the year 2009, as well as the full setting at work of the new thermoelectric plant in Gissi (Ch) and the coming into operation of the Scandale (Kr) plant. Completion of the optimization of the Brescia waste-to-energy plant and the planned development of the district heating networks in Milan and Bergamo will also provide a positive contribution.

We reckon that during 2010 extraordinary operations, aimed at rationalizing capital employed, as well as positive operating cash flow generation, will allow the reduction of the Group net debt.

***

The Management Board has also approved the merger plan by incorporation of A2A Produzione S.r.l. subsidiary, fully controlled by A2A S.p.A., that, according to art. 22 of the by-laws, as allowed by art. 2505 of the Civil Code, will be submitted to the Supervisory Board for the final approval.

The Executive responsible for drawing up A2A S.p.A.'s company accounting documents – in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) – declares that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***



The following are attached: the A2A Group and A2A S.p.A accounting tables and excerpts from the Consolidated Annual Financial Statements at 31 December 2009 and Separate Financial Statements at 31 December 2009 .
The consolidated annual financial statements together with the report on operations are subject to auditing and are under completion.

***

For further information:
Communications and External Relations: tel. 02 7720.4582, ufficiostampa@a2a.eu
Investor Relations: tel.02 7720.3879, ir@a2a.eu
www.a2a.eu



CONSOLIDATED BALANCE SHEET	AT DECEMBER 31, 2009	AT DECEMBER 31, 2008
(millions of euro)		
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	4,968	4,005
Intangible assets	689	634
Shareholdings carried according to equity method	3,126	2,553
Other non-current financial assets	41	551
Deferred tax assets	458	316
Other non-current assets	45	57
TOTAL NON-CURRENT ASSETS	**9,327**	**8,116**
CURRENT ASSETS		
Inventories	191	224
Trade receivables	1,770	1,699
Other current assets	368	293
Current financial assets	6	34
Current tax assets	94	2
Cash and cash equivalents	25	87
TOTAL CURRENT ASSETS	**2,454**	**2,339**
NON-CURRENT ASSETS HELD FOR SALE	**419**	**692**
TOTAL ASSETS	**12,200**	**11,147**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629	1,629
(Treasury shares)	-61	-107
Reserves	2,042	2,036
Net profit for the year	80	316
Equity pertaining to the Group	**3,690**	**3,874**
Minority interests	905	848
Total equity	**4,595**	**4,722**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	4,152	3,196
Deferred tax liabilities	484	322
Employee benefits	278	264
Provisions for risks, charges and liabilities for landfills	419	392
Other non-current liabilities	187	68
Total non-current liabilities	**5,520**	**4,242**
CURRENT LIABILITIES		
Trade payables	1,074	1,186
Other current liabilities	445	507
Current financial liabilities	542	449
Tax liabilities	13	38
Total current liabilities	**2,074**	**2,180**
Total liabilities	**7,594**	**6,422**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**11**	**3**
TOTAL EQUITY AND LIABILITIES	**12,200**	**11,147**



CONSOLIDATED INCOME STATEMENT (millions of euro)	01/01/2009 12/31/2009	01/01/2008 12/31/2008
REVENUES		
REVENUES FROM THE SALE OF GOODS AND SERVICES	5,762	5,963
OTHER OPERATING INCOME	148	131
TOTAL REVENUES	**5,910**	**6,094**
OPERATING EXPENSES		
EXPENSES FOR RAW MATERIALS AND SERVICES	4,118	4,292
OTHER OPERATING EXPENSES	273	281
TOTAL OPERATING EXPENSES	**4,391**	**4,573**
LABOUR COSTS	**487**	**453**
GROSS OPERATING INCOME - EBITDA	**1,032**	**1,068**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**423**	**369**
NET OPERATING INCOME - EBIT	**609**	**699**
FINANCIAL BALANCE		
FINANCIAL INCOME	19	23
FINANCIAL EXPENSES	297	223
AFFILIATES	68	60
TOTAL FINANCIAL BALANCE	**-210**	**-140**
OTHER NON-OPERATING INCOME		**13**
OTHER NON-OPERATING EXPENSES	**-166**	
INCOME BEFORE TAX	**233**	**572**
INCOME TAXES	**145**	**227**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**88**	**345**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	**19**	**2**
NET INCOME	**107**	**347**
MINORITIES	**-27**	**-31**
GROUP NET INCOME FOR THE YEAR	**80**	**316**



CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	87	32
Contributions merger-related	-	155
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	87	187
Operating activities		
Net income for the year	107	347
Tangible assets depreciation	341	292
Intangible assets amortization	22	16
Fixed assets write-downs	17	22
Results from affiliates	(68)	(60)
Shareholdings write-downs	-	9
Change in working capital (*)	(181)	(100)
Cash flow from operating activities	238	526
Investment activities		
Investments in tangible assets	(379)	(437)
Investments in intangible assets and goodwill	(59)	(26)
Investments in shareholdings and securities (*)	(474)	(9)
Investments' sale	6	-
Dividends received	20	60
Purchase/sale of own shares	-	(43)
Cash flow from investment activities	(886)	(455)
FREE CASH FLOW	(648)	71
Financing activities		
Change in financial assets (*)	30	(22)
Change in financial liabilities (*)	859	164
Dividends paid by the parent company	(301)	(299)
Dividends paid by the subsidiaries to third parties	(2)	(14)
Cash flow from financing activities	586	(171)
CHANGE IN CASH AND CASH EQUIVALENTS	(62)	(100)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	25	87

(*) Cleared of balances in return of shareholders' equity and other balance sheet items



Statement of changes in Group equity
(in millions of euro)

Description	Share capital	Treasury shares	Cash flow Hedge	Net Result from non current assets available for sale	Other Reserves and Retained Earnings	Group income for the year	Shareholders' equity of the Group	Minority interests	Total net shareholders' equity
Net equity at 12.31.2007 Restated	**936**	**(64)**	**13**	**384**	**699**	**292**	**2,260**	**794**	**3,054**
2007 profit allocation					292	(292)	-		-
Distribution of dividends					(299)		(299)	(14)	(313)
Merger effect on equity	693		(12)		939		1,620	31	1,651
IAS 32 and 39 reserves			(68)	31			(37)	(39)	(76)
Put option on Delmi S.p.A. shares					67		67	46	113
Put option on Abruzzo Energia S.p.A. shares					(3)		(3)	(5)	(8)
Other changes		(43)			(7)		(50)	3	(47)
Group and minorities net profit for the year						316	316	32	348
Net equity at 12.31.2008	**1,629**	**(107)**	**(67)**	**415**	**1,688**	**316**	**3,874**	**848**	**4,722**
2008 profit allocation					316	(316)	-		-
Distribution of dividends					(301)		(301)	(2)	(303)
IAS 32 and 39 reserves			64	(65)			(1)	24	23
Put option on Delmi S.p.A. shares					10		10		10
Put option on Aspem Group shares							-	(4)	(4)
Put option on Abruzzo Energia S.p.A. shares							-	(1)	(1)
Other changes		46			(18)		28	13	41
Group and minorities net profit for the year						80	80	27	107
Net equity at 12.31.2009	**1,629**	**(61)**	**(3)**	**350**	**1,695**	**80**	**3,690**	**905**	**4,595**



A2A S.p.A. BALANCE SHEET	AT DECEMBER 31, 2009	AT DECEMBER 31, 2008
(Amounts in euro)		
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	1,184,943,332	1,583,644,451
Intangible assets	87,688,673	88,819,420
Shareholdings	5,407,792,354	3,871,800,273
Other non-current financial assets	40,240,767	547,262,021
Deferred tax assets	112,166,313	96,612,627
Other non-current assets	34,406,287	51,973,442
TOTAL NON-CURRENT ASSETS	**6,867,237,726**	**6,240,112,234**
CURRENT ASSETS		
Inventories	11,054,349	16,975,263
Trade receivables	241,084,411	400,858,784
Other current assets	76,145,037	77,817,999
Current financial assets	814,043,572	395,127,269
Current tax assets	76,987,445	
Cash and cash equivalents	7,794,981	32,622,993
TOTAL CURRENT ASSETS	**1,227,109,795**	**923,402,308**
NON-CURRENT ASSETS HELD FOR SALE	**406,563,958**	**482,936,395**
TOTAL ASSETS	**8,500,911,479**	**7,646,450,937**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1,629,110,744	1,629,110,744
(Treasury shares)	-60,891,196	-107,303,913
Reserves	1,659,467,787	1,881,006,570
Net income for the year	205,991,643	171,704,668
Total net shareholders' equity	**3,433,678,978**	**3,574,518,069**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	3,721,657,447	2,778,527,300
Deferred tax liabilities	133,791,693	191,953,672
Employee benefits	109,670,755	119,102,228
Provisions for risks, charges and liabilities for landfills	66,136,464	115,957,036
Other non-current liabilities	27,411,593	6,308,967
Total non-current liabilities	**4,058,667,952**	**3,211,849,203**
CURRENT LIABILITIES		
Trade payables	197,014,113	269,306,406
Other current liabilities	140,964,649	115,111,681
Current financial liabilities	670,585,787	468,121,385
Tax liabilities		7,544,193
Total current liabilities	**1,008,564,549**	**860,083,665**
Total liabilities	**5,067,232,501**	**4,071,932,868**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		
TOTAL EQUITY AND LIABILITIES	**8,500,911,479**	**7,646,450,937**



A2A S.p.A. INCOME STATEMENT (amounts in euro)	01/01/2009 12/31/2009	01/01/2008 12/31/2008
REVENUES		
REVENUES FROM THE SALE OF GOODS AND SERVICES	645,492,930	1,071,031,710
OTHER OPERATING INCOME	90,641,292	27,086,052
TOTAL REVENUES	**736,134,222**	**1,098,117,762**
OPERATING EXPENSES		
EXPENSES FOR RAW MATERIALS AND SERVICES	256,610,996	543,863,164
OTHER OPERATING EXPENSES	67,749,098	64,834,999
TOTAL OPERATING EXPENSES	**324,360,094**	**608,698,163**
LABOUR COSTS	**113,669,333**	**120,529,499**
GROSS OPERATING INCOME - EBITDA	**298,104,795**	**368,890,100**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**130,241,193**	**163,378,711**
NET OPERATING INCOME - EBIT	**167,863,602**	**205,511,389**
FINANCIAL BALANCE		
FINANCIAL INCOME	227,503,836	180,247,603
FINANCIAL EXPENSES	260,881,182	193,004,574
TOTAL FINANCIAL BALANCE	**-33,377,346**	**-12,756,971**
OTHER NON-OPERATING EXPENSES	**-165,970,063**	
INCOME BEFORE TAX	**-31,483,807**	**192,754,418**
INCOME TAXES	**-11,643,707**	**52,223,550**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**-19,840,100**	**140,530,868**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	**225,831,743**	**31,173,800**
NET INCOME FOR THE YEAR	**205,991,643**	**171,704,668**



A2A S.p.A. CASH FLOW STATEMENT	FINANCIAL STATEMENTS AT DECEMBER 31, 2009	FINANCIAL STATEMENTS AT DECEMBER 31, 2008
(Amounts in euro)		
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32,622,993	26,665,586
Contributions merger-related	-	103,611,193
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32,622,993	130,276,779
Operating activities		
Net income for the year	205,991,643	171,704,668
Tangible assets depreciation	117,019,446	133,486,646
Intangible assets amortization	10,499,618	7,377,283
Fixed assets write-downs	11,808,000	2,000,000
Shareholdings write-downs	-	15,548,700
Change in working capital (*)	434,378,687	(54,359,402)
Cash flow from operating activities	779,697,394	275,757,895
Investment activities		
Investments in tangible assets	(94,774,247)	(127,599,979)
Investments in intangible assets and goodwill	(16,167,348)	(8,867,960)
Investments in shareholdings and securities (*)	(1,213,192,563)	(87,332,337)
Investments' sale	4,011,345	-
Purchase/sale of treasury shares	-	(43,770,701)
Cash flow from investment activities	(1,320,122,813)	(267,570,977)
FREE CASH FLOW	(540,425,419)	8,186,918
Financing activities		
Change in financial assets (*)	(393,642,374)	(24,173,228)
Change in financial liabilities (*)	1,210,414,843	217,620,620
Dividends paid	(301,175,062)	(299,288,096)
Cash flow from financing activities	515,597,407	(105,840,704)
CHANGE IN CASH AND CASH EQUIVALENTS	(24,828,012)	(97,653,786)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	7,794,981	32,622,993

(*) Cleared of balances in return of total equity and other balance sheet items



Statement of changes in A2A S.p.A. equity
(Amounts in euro)

Description	Share capital	Treasury shares	Cash flow Hedge	Net Result from non current assets available for sale	Other Reserves and Retained Earnings	Net income for the year	Total net shareholders' equity
Net equity at 12.31.2007	**936,024,648**	**(63,533,212)**		**384,071,737**	**982,437,717**	**85,699,195**	**2,324,700,085**
Merger effect on equity	693,086,096		(6,592,000)		688,768,866		1,375,262,962
2007 profit allocation and distribution of dividends					(213,568,901)	(85,699,195)	(299,268,096)
(Purchase) / Sale ofTreasury shares		(43,770,701)					(43,770,701)
IAS 39 reserves			15,910,960	30,497,040			46,408,000
Other changes					(498,849)		(498,849)
Net income for the year						171,704,668	171,704,668
Net equity at 12.31.2008	**1,629,110,744**	**(107,303,913)**	**9,318,960**	**414,568,777**	**1,457,118,833**	**171,704,668**	**3,574,518,069**
Extraordinary operations effect on equity					(840,350)		(840,350)
2008 profit allocation and distribution of dividends					(129,470,394)	(171,704,668)	(301,175,062)
(Purchase) / Sale ofTreasury shares		46,412,716					46,412,716
IAS 39 reserves			(5,840,254)	(65,398,645)			(71,238,899)
Other changes					(19,989,139)		(19,989,139)
Net income for the year						205,991,643	205,991,643
Net equity at 12.31.2009	**1,629,110,744**	**(60,891,197)**	**3,478,706**	**349,170,132**	**1,306,818,950**	**205,991,643**	**3,433,678,978**